TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 11, 2025

Dear Sir/ Madam,

Sub: Update on McCamish Cyber Incident

In continuation to our **statement** dated March 14, 2025, we would like to update that on July 9, 2025 , Infosys McCamish Systems ("**IMS**"), a subsidiary of Infosys BPM limited (a wholly owned subsidiary of Infosys limited) and the State of Vermont (United States of America) Department of Financial Regulation ("**DFR**") entered into a Stipulation and Consent Order.

The DFR had alleged violations of the Vermont Security Breach Notice Act by IMS on the ground that IMS failed to respond to the DFR's request for information in the course of the DFR's investigation into the cybersecurity event with timely and accurate information and records and failed to provide timely and accurate notice of the cybersecurity event to data owners.

IMS has entered into the Stipulation and Consent order to resolve the matter without a hearing. The Stipulation and Consent Order specifically records that IMS does not admit the existence of the alleged violations as above.

The details as required under Regulation 30 of SEBI (Listing obligations and Disclosure requirements) Regulations, 2015 (as amended) are as below:

Name of the authority(s);	Nature and details of the action(s) taken, initiated or order(s) passed	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	Details of the violation(s)/contravention(s) committed or alleged to be committed;
State of Vermont (United States of America) Department of Financial Regulation	Stipulation and Consent Order – to resolve the matter without admission of the existence of the alleged violations.	July 9, 2025 (Received by the company on July 10, 2025)	DFR had alleged violations of the Vermont Security Breach Notice Act by that IMS on the ground that IMS had failed to respond to the DFR's request for information in the course of the DFR's investigation into the cybersecurity event with timely and accurate information and records, and failed to provide timely and accurate notice of the cybersecurity event to data owners.

Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Within 30 calendar days of the entry of this Stipulation and Consent Order by the Commissioner, IMS is required to pay an administrative penalty of USD 125,000.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2025.07.11 18:26:05 +05'30'

A.G.S. Manikantha
Company Secretary
ACS -21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com